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                                                             EXHIBIT 11

                        THE BANK OF NEW YORK COMPANY, INC.
                     Computation of Earnings Per Common Share
                      (in millions, except per share amounts)

                     For the Three Months Ended  For the Nine Months Ended
                             September 30,              September 30,
                             1994     1993              1994     1993
                             ----     ----              ----     ----
Weighted Average Number
 of Shares of Common
 Stock for
 Primary Computation        188      186               188      186

Shares Assumed to be
Issued on Conversion:
   Debentures                12       12                12       12
   Cumulative Preferred
    Stock                     2        2                 2        3
                          -----    -----             -----    -----
Weighted Average
 Number of Shares
 of Common Stock
 Assuming Full Dilution     202      200               202      201
                          =====    =====             =====    =====


Net Income                $ 194    $ 151             $ 548    $ 402

Dividend Requirements
 on Preferred Stock           3        6                10       19
                          -----    -----             -----    -----
Net Income Available
 to Common Shareholders     191      145               538      383

Interest on Convertible
 Debentures, Net of Tax       3        2                 8        7

Dividends on Convertible
 Preferred Stock              -        1                 1        3
                          -----    -----             -----    -----
Net Income
 Available to Common
 Shareholders, Assuming
 Full Dilution           $ 194    $ 148             $ 547    $ 393
                         =====    =====             =====    =====
Earnings Per Share:
  Primary                $1.01    $0.78             $2.86    $2.06
  Fully Diluted           0.96     0.74              2.70     1.96
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